NEWS RELEASE

Experienced ULCC Airline Executive to Join Board of Directors
 on Completion of Transaction with Canada Jetlines

December 14, 2016	(TSX.V: JET)

Jet Metal Corp. (TSXV: JET) (the "Company" or "Jet Metal") and Canada Jetlines Ltd. ("Jetlines") are pleased to announce that Mr. Stan Gadek, BSc., MBA, has agreed to join the Board of Directors of Jet Metal on completion of the previously announced business combination transaction between Jet Metal and Jetlines (the "Transaction"). On completion of the Transaction, Jet Metal will be a publicly traded holding company that will carry out the business of Jetlines through a wholly-owned operating subsidiary.

"We are extremely excited that Stan has agreed to join the Board of Directors on completion of the Jet Metal and Jetlines transaction," stated Jetlines CEO Jim Scott.  "He has significant experience in the start-up and operation of an ultra low-cost carrier airline and his experience in aircraft leasing, customer service, cost management, financial planning and strategic decision making will be invaluable to the execution of the Jetlines business plan."

Mr. Gadek is a skilled senior airline executive who served as President, Chief Executive Officer and Chief Financial Officer of Sun Country Airlines – a Minneapolis-St. Paul-based scheduled service and charter airline operating Boeing 737 aircraft that has exceeded over US$400 million in yearly revenues. At Sun Country, Mr. Gadek grew revenue and sales, reduced costs and improved customer service, resulting in four consecutive years of profitability. He expanded Sun Country's network to 34 domestic and international destinations and developed a vacation travel division resulting in additional revenue diversification.

Prior to Sun Country, Mr. Gadek was Senior Vice President Finance, Chief Financial Officer and Treasurer for AirTran Holdings, whose primary asset was AirTran Airways, a 140 Boeing 737 scheduled airline. While at AirTran Mr. Gadek led the negotiation of US$4 billion in aircraft orders, including over US$600 million in committed lease financing. In 2011 AirTran was sold to Southwest Airlines for over US$1.3 billion in cash and common stock. Mr. Gadek has also held executive positions with other carriers including United Express, Continental, and Northwest. Mr. Gadek earned a Bachelor of Science degree in accounting from the University of Illinois and a Masters of Business Administration degree from the University of St. Thomas in St. Paul, Minnesota.

Mr. Gadek will fill the director position vacated by Mr. Don Sorochan, QC. After the closing of the Transaction, Mr. Sorochan will move to a position on the Advisory Board to the combined company such that the continued access to his experience and expertise will be available.  Mr. Sorochan is a senior lawyer who has provided a wide variety of legal services to Canadian commercial airlines. His airline experience includes acting for the Jim Pattison Group when it purchased several regional airlines to form Air BC.  In 1987, Air Canada purchased 85% of Air BC, a predecessor to Air Canada Jazz, and acquired the remaining shares in 1995.  Mr. Sorochan began his airline career working for Canadian Pacific Airlines as a station agent while attending law school.

On closing, the Advisory Board will consist of Mr. Sorochan, Mr. Ed Wegel and Mr. Mike Harris. Mr. Wegel is another senior airline industry executive with over 30 years' experience in the airline industry and aviation investment banking. He is currently the President and CEO of AVi8 Air Capital, an aircraft leasing company. Past roles include past President and CEO of Eastern Air Lines Group; former Chief Restructuring Officer, CEO and Chairman of Travelogix, an internet travel company acquired by CheapoAir/Fareportal; and former Senior VP of Corporate Development for Mesa Air Group. Mr. Harris is the former Premier of the Province of Ontario and now acts as an advisory to business, law firms and think tanks.

Regulatory Disclosure

Completion of the Transaction remains subject to the final approval of the TSX Venture Exchange (the "Exchange") and other conditions customary for a transaction of this nature. There can be no assurance that the Transaction will be completed as proposed or at all. Additional information as required can be found in the Jet Metal Management Information Circular dated June 17, 2016 (the "Management Information Circular") and available on SEDAR at www.sedar.com or will be provided by way of a subsequent news release. Trading in the common shares of the Company on the Exchange will remain halted until such times as the requirements of the Exchange are met.

Investors are cautioned that, except as disclosed in the Management Information Circular, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Jet Metal should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF JET METAL CORP. "Mark J. Morabito" President & CEO	ON BEHALF OF CANADA JETLINES LTD. "Jim Scott" Chief Executive Officer

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to with respect to: (i) Mr. Gadek joining the Board of Directors on the completion of the transaction; (ii) the removal of conditions relating to the completion of the Transaction; (iii) the completion of the licensing process; and (iv) receipt of TSXV approval of the Transaction.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the accuracy, reliability and applicability of the Jetlines' business model; the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where Jetlines may operate; the timely commencement of operations by Jetlines and the success of such operations; the ability of Jetlines to implement its business plan as intended; the legislative and regulatory environments of the jurisdictions where the Jetlines will carry on business or have operations; the impact of competition and the competitive response to the Jetlines' business strategy; and the availability of aircraft. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to acts of God, the impact of general economic conditions, changing domestic and international airline industry conditions, volatility of fuel prices, increases in operating costs, terrorism, pandemics, currency fluctuations, interest rates, risks specific to the airline industry, the ability of management to implement Jetlines' operational strategy, the ability to attract qualified management and staff, labour disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund operations may not be obtained and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.